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                           March 10, 2023

       Rajat Marwah
       Chief Financial Officer
       Algoma Steel Group Inc.
       105 West Street
       Sault Ste. Marie, Ontario
       P6A 7B4, Canada

                                                        Re: Algoma Steel Group
Inc.
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2022
                                                            Filed June 17, 2022
                                                            File No. 001-40924

       Dear Rajat Marwah:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2022

       Item 5. Operating and Financial Review and Prospects
       Management's Discussion and Analysis
       Non-IFRS Financial Measures, page 61

   1. We note your discussion of the company's use of non-IFRS financial measures at the beginning of your MD&A
section before any discussion of the comparable IFRS
                                                        measures. This
presentation without similar discussion and analysis of the comparable
                                                        IFRS measures with
equal or greater prominence gives the non-IFRS measures more prominence. Please
revise your discussion accordingly or move the discussion to a location in MD&A where
the IFRS measures are presented with equal or greater
                                                        prominence. Refer to
Question 102.10 of the C&DIs on Non-GAAP Financial Measures
                                                        on the SEC's Division
of Corporation Finance website.
 Rajat Marwah
Algoma Steel Group Inc.
March 10, 2023
Page 2
Overall Results, page 70

2. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact on the company.
         Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.
Steel Revenue and Cost of Sales, page 71

3.       We note from your disclosure on page 61 that net sales realization
(NSR) and cost per ton
         of steel products sold are financial measures that are not defined as IFRS measures. Your steel revenue and costs of sales discussion and analysis on pages 71-73 are provided on a non-IFRS basis without providing similar discussion and analysis of the the comparable
         IFRS measures which gives the non-IFRS measures undue prominence. Please explain how you presentation complies with Item(e)(1)(i)(A) of Regulation S-K or alternatively, revise your discussion accordingly. Refer to Question 102.10 of the C&DIs on Non-
         GAAP Financial Measures on the SEC's Division of Corporation Finance website for further guidance.
Notes to the Consolidated Financial Statements
Significant Accounting Policies
Revenue Recognition, page F-18

4. We note your revenue recognition policy on page F-18; however, we do not consider the information sufficient in meeting the disclosure objective of the paragraph 110 of IFRS
       15. The objective of the disclosure requirements is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. Consideration should be given to the level of detail necessary to satisfy the disclosure objective. The information should be specific to the company and avoid the use of boilerplate language. In this regard, please revise to disclose specific information regarding your performance obligations including, but not limited to, when you typically satisfy your performance obligations (e.g. upon shipment, upon delivery, etc.). Furthermore, provide disclosure regarding the methods, inputs and assumptions used
       for allocating the transaction price, including allocating returns and allowances, trade
FirstName LastNameRajat Marwah
       discounts, volume rebates discounts and other variable considerations. Your revised
Comapany    NameAlgoma
       disclosure           Steel Group
                   should comply         Inc.disclosure requirements outlined
paragraph 116-129 of
                                   with the
March IFRS    15, Page
       10, 2023   as applicable.
                       2
FirstName LastName
 Rajat Marwah
FirstName  LastNameRajat
Algoma Steel  Group Inc. Marwah
Comapany
March      NameAlgoma Steel Group Inc.
       10, 2023
March3 10, 2023 Page 3
Page
FirstName LastName




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andi Carpenter at 202-551-3645 or Jean Yu, Assistant
Chief
Accountant, at 202-551-3305 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing